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S 17018597

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
(No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyle W. Davis (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway Suite #600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2017

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS


Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (the Company) as of June 30, 2017, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I – Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Reserve Requirements For Broker-Dealers Under Rule 15c3-3, Schedule IV – Reconciliation Of Computation For Determination Of Reserve Requirements Under Rule 15c3-3, and Schedule V – Information For Possession Or Control Requirements Under Rule 15c3-3, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of the Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedule I – Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Reserve Requirements For Broker-Dealers Under Rule 15c3-3, Schedule IV – Reconciliation Of Computation For Determination Of Reserve Requirements Under Rule 15c3-3, and Schedule V – Information For Possession Or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie + Company

Haynie & Company
Salt Lake City, Utah
August 28, 2017

OATH OR AFFIRMATION

I, Lyle W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson-Davis & Company, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman/Treasurer

Title



Notary Public


CORA POWELL
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 11/16/2019
Commission # 686329

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Current assets:	
Cash and cash equivalents	$ 2,759,948
Cash segregated in accordance with Federal regulations	8,600,000
Receivables from broker dealers and clearing organization	805,696
Receivables from customers, net of allowance for doubtful accounts of $25,000	393,680
Trading securities, at market value	112,283
Commissions receivable	17,492
Deferred income tax asset	9,800
Total current assets	12,698,899
Cash deposits with clearing organization and other broker dealers	1,536,211
Deferred income tax asset	267,100
Property and equipment, at cost, less accumulated depreciation and amortization of $278,833	68,900
Other assets	260,285
Total assets	$ 14,831,395

Continued - next page

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

Continued -

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 9,776,012
Accounts of and payables to officers and directors	1,599,091
Accounts payable and accrued expenses	322,297
Commissions, payroll and payroll taxes payable	263,341
Income taxes payable	7,248
Payables to broker dealers and clearing organization	3,587
Total current liabilities	11,971,576
Long-term liabilities:	
Subordinated borrowings from officers and directors	650,000
Total long-term liabilities	650,000
Total liabilities	12,621,576
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 410,000 shares issued and outstanding	41,000
Additional paid-in capital	303,837
Retained earnings	1,864,982
Total stockholders' equity	2,209,819
Total liabilities and stockholders' equity	$ 14,831,395

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2017

Revenues:	
Commissions	$ 7,866,309
Net gains on firm trading accounts	153,273
Other	203,042
Total revenues	8,222,624
Expenses:	
Compensation, payroll taxes and benefits	4,949,617
Regulatory, professional fees and related expenses	1,133,167
Communications	719,861
Data processing costs	456,093
Occupancy and equipment	161,338
Interest	92,302
Bank charges	57,933
Clearing costs and transfer fees	20,744
Other expense	71,950
Total expenses	7,663,005
Income before income taxes	559,619
Income tax expense	281,848
Net income	$ 277,771

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

Cash Flows from Operating Activities:		
Net income		$ 277,771
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	51,483	
Change in deferred income taxes	273,800	
Gain on disposal of fixed assets	(335)	
(Increase) decrease in assets:		
Cash segregated in accordance with Federal regulations	(2,500,000)	
Receivables from broker dealers and clearing organization	923,413	
Trading securities, at market value	(20,980)	
Receivables from customers	60,183	
Commissions receivable	4,251	
Income taxes receivable	1,350	
Cash deposits with clearing organization and other broker dealers	50,000	
Other assets	(3,426)	
Increase (decrease) in liabilities:		
Payables to customers	1,713,752	
Accounts of and payables to officers and directors	277,221	
Commissions, payroll and payroll taxes payable	52,400	
Accounts payable and accrued expenses	84,887	
Payables to broker dealers	377	
Income taxes payable	7,248	975,624
Net cash provided by operating activities		1,253,395
Cash Flows from Investing Activities:		
Proceeds on disposal of fixed assets	400	
Cash paid for purchase of property and equipment	(31,513)	
Net cash (used for) investing activities		(31,113)
Cash Flows from Financing Activities:		
Principal payments on long-term debt	(5,642)	
Net cash (used for) financing activities		(5,642)
Net increase in cash and cash equivalents		1,216,640
Cash and cash equivalents at beginning of year		1,543,308
Cash and cash equivalents at end of year		$ 2,759,948

Continued - next page

The accompanying notes are an integral part
of the financial statements.

Continued -

Supplemental disclosures of cash flow information:

1. Cash paid for:

Interest	$ 59,802
Income taxes	$ 1,450

2. Schedule of Non-cash Transactions:
   a. Fixed assets with a cost of $48,143 and accumulated depreciation of $48,078 were disposed of during the year ended June 30, 2017.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2016	$ 41,000	$ 303,837	$ 1,587,211	$ 1,932,048
Increased by:				
Net income	--	--	277,771	277,771
Balances - June 30, 2017	$ 41,000	$ 303,837	$ 1,864,982	$ 2,209,819

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2017

Subordinated Borrowings; July 01, 2016	$ 650,000
Issuance of new loan	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2017	$ 650,000

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, Arizona, California, Colorado and Florida. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

c. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net (see note 3).

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts and any highly liquid investments with an initial maturity of three months or less.

e. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of two to seven years.

g. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

h. **Fair Value of Financial Instruments**

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

i. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2017 was calculated to be $8,765,533. The Company had $8,600,000 cash on deposit in the reserve account, which was $165,533 less than the amount required. On July 3, 2017 the Company deposited $300,000 to the reserve account in accordance with the rule which created an excess of $134,467.

3. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2017, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from or to the clearing organization, net	$ 480,222	$ 2,026
Fails to deliver and receive	325,474	1,561
Totals	$ 805,696	$ 3,587

4. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2017 include only cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt expense and trading error adjustments for the year ended June 30, 2017 were $50,394.

5. PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Equipment	$ 131,702
Leasehold improvements	79,455
Software	92,995
Furniture and fixtures	43,581
	347,733
Less accumulated depreciation and amortization	(278,833)
	$ 68,900

Depreciation expense for the year ended June 30, 2017 was $51,483.

6. SUBORDINATED LOAN AGREEMENTS

The Company has entered into six subordinated loan agreements totaling $650,000, all of which is payable to officers and directors of the Company. The agreements renew annually and usually provide for interest at 5% per annum. The Company anticipates that all notes will be renewed for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 13). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

7. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 6,598
State and local income and franchise taxes	1,450
Change in deferred taxes for current year timing differences	273,800
Income tax expense	$ 281,848

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax expense	$ 190,270
Computed "expected" state tax expense	27,980
Computed "expected" state tax effect	(9,510)
Impact of non-deductible penalties	58,830
Impact of alternative minimum tax	6,440
Depreciation timing differences	5,090
Other	1,298
Impact of various state tax rates and minimums	950
Impact of state taxes in non-operating states	500
Income tax expense	$ 281,848

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Short-term deferred income tax asset			
Allowance for doubtful accounts	$ 25,000	39%	$ 9,800
Long-term deferred income tax asset			
Tax depreciation in excess of book depreciation	($776)	39%	$ (300)
Federal net operating loss carryforwards	$678,684	34%	230,800
State net operating loss carryforwards	$731,222	5%	36,600
			$ 267,100

The Financial Accounting Standards Board (FASB) has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2013.

8. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and one branch office. Rent expense totaling $109,855 was charged to operations during the last fiscal year.

The future minimum payments required by the office lease agreements in effect at June 30, 2017 are as follows:

Year Ending June 30	Amount
2018	$ 66,166
Total minimum payments required	$ 66,166

9. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was made for the year ended June 30, 2017.

10. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2017, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $1,599,091. Amounts paid or received on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with officers and directors of the Company (see note 6). Interest expense associated with the subordinated borrowings totaled $32,500 during the year ended June 30, 2017.

11. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of June 30, 2017:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Trading securities	$ 112,283	$ --	$ --	$ 112,283
Totals	$ 112,283	$ --	$ --	$ 112,283
Liabilities				
Securities sold not yet purchased	$ --	$ --	$ --	$ --
Totals	$ --	$ --	$ --	$ --

12. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company no longer maintains customer margin accounts. Therefore, the Company has no exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2017 the Company had approximately $2,957,032 in excess of the FDIC limit.

13. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2017 the Company's net capital was $2,171,065 which was $1,921,065 in excess of the minimum required.

14. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 28, 2017, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2017

WILSON-DAVIS & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2017

Total stockholders' equity		$ 2,209,819
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		2,234,819
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Total capital and allowable subordinated liabilities		2,884,819
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 691,894	
Aged fails-to-deliver	6,775	
Aged fails-to-receive	1	
Total deductions and/or charges		698,670
Net capital before haircuts on securities positions		2,186,149
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	15,084	
Money market funds	--	
Undue concentration	--	
Total haircuts		15,084
Net capital		$ 2,171,065

See reconciliation to respondent's unaudited computation on page 19.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
JUNE 30, 2017

Net capital per respondent's unaudited computation	$ 2,171,065
Net adjustments to stockholders' equity	--
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 2,171,065

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2017

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$ 8,939,917	
Customers' securities failed to receive	41	
Credit balances in firm accounts which are attributable to principal sales to customers	--	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		$ 8,939,958
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	178,994	
Failed to deliver of customers' securities not older than 30 calendar days	826	
Aggregate debit items		179,820
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(5,395)
TOTAL DEBITS		174,425
RESERVE COMPUTATION		
Excess of total debits over total credits		--
Excess of total credits over total debits		8,765,533
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period		8,600,000
Amount of deposit (or withdrawal)		300,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal		$ 8,900,000
Date of deposit or withdrawal		07/03/17

See reconciliation to respondent's unaudited computation on page 21.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2017

	Debits	Credits
Totals per respondent's unaudited computation	$ 174,425	$ 8,939,958
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 174,425	$ 8,939,958

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2017

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
Number of items	0
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes__X__ No______


Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that *(a)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2017; *(b)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2017; *(c)* Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017; and *(d)* the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2017; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017 was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.


Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that *(a)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2017; *(b)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2017; *(c)* Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017; and *(d)* the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2017; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017 was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 28, 2017

Wilson-Davis & Company WD INVESTMENTS **236 So. Main St – Salt Lake City, UT 84101**
or PO Box 11587 Salt Lake City, Utah 84147
Member: Securities Investor Protection Corporation **SiPC** **Member:** National Association of Securities Dealers

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. hereby states to the best of our knowledge and belief:

a. Wilson-Davis & Company, Inc. has established and maintained internal control over compliance, as defined in Rule 17a-5.

b. Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2017.

c. Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2017.

d. Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2017.

e. The information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records.

f. Statements are sent to customers in accordance with FINRA Rule 2340 (formerly NASD Rule 2340).



Lyle W. Davis
Chairman/Treasurer
Wilson-Davis & Company
August 28, 2017

Voice 801-532-1313 Fax 801-578-2823 Website www.wdco.com



Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Wilson-Davis & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7B) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Wilson-Davis & Company, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement record entries (check copies), noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7B for the year ended June 30, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 28, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14299 FINRA JUN
WILSON DAVIS & CO INC
236 S MAIN ST
SALT LAKE CITY UT 84101-2001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lyle Davis 801-532-1313

2. A. General Assessment (item 2f from page 2) $ 16,449

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (10,542)

1/27/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,907

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,907

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 5,907

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilson-Davis & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of August, 2017.

Chairman
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,222,624 (the sum of both periods)	$ 4,217,107	$ 4,005,517
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 20,615	$ 33,294
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	$

Enter the greater of line (i) or (ii)	20,615	33,294
Total deductions	20,615	33,294
2d. SIPC Net Operating Revenues	$ 4,196,492	$ 3,972,223
2e. General Assessment at applicable rate for assessment period.	$ 10,491 @.0025	$ 5,958 @.0015
2f. Total General Assessment add both columns.	$ 16,449 (to page 1, line 2.A.)	